
May 9, 2012

<u>Via E-mail</u>
Bradley W. Denison
Executive Vice President and General Counsel
Access Plans, Inc.
900 36th Avenue N.W.
Suite 105
Norman, Oklahoma 73072

      Re: Access Plans, Inc.
             Information Statement on Schedule 14C
             Filed March 27, 2012
             Information Statement on Schedule 14C
             Filed May 3, 2012
             File No. 0-30099

Dear Mr. Denison:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Celeste M. Murphy for

                      Larry Spirgel
                      Assistant Director